UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing 'Director's Share Interests'




1 March 2004

Pearson plc -- Director's Share Interests

Pearson announces that Marjorie Scardino, Chief Executive, has acquired an interest in ordinary shares in Pearson.

She has chosen to exchange $1.2 million of her current deferred compensation pension entitlement for ordinary shares of Pearson. This election is not reversible and covers approximately one-third of the current notional value of the plan.

The number of shares will be set at the mid-market value of Pearson shares at the close of business today.

This change does not represent any alteration in the company's pension obligations or compensation to Marjorie Scardino. Further details of these arrangements will be outlined in the company's forthcoming Report and Accounts to shareholders

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 01 March 2004

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary